AS FILED ELECTRONICALLY WITH THE SECURITIES AND EXCHANGE COMMISSION ON

April 4, 2014

1933 ACT FILE NO. 333-194601

1940 ACT FILE NO. 811-22935

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-1A

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933	☒

Pre-Effective Amendment No. 1	☒
Post-Effective Amendment No.	☐

REGISTRATION STATEMENT
UNDER
THE INVESTMENT COMPANY ACT OF 1940	☒

Amendment No. 1	☒

Pax World Funds Series Trust III

(Exact Name of Registrant as Specified in Charter)

30 Penhallow Street, Suite 400

Portsmouth, New Hampshire 03801

(Address of Principal Executive Offices) (Zip Code)

(800) 767-1729

(Registrant’s Area Code and Telephone Number)

Joseph F. Keefe
Pax World Management LLC
30 Penhallow Street, Suite 400
Portsmouth, New Hampshire 03801

(Name and Address of Agent for Service)

Copies of Communications to:

Gregory D. Sheehan, Esq.

Brian D. McCabe, Esq.

Ropes & Gray LLP

Prudential Tower

800 Boylston Street

Boston, MA 02199

Approximate Date of Proposed Public Offering: As soon as possible following the effectiveness of this Registration Statement.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that the Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

NOTICE

A copy of the Agreement and Declaration of Trust of Pax World Funds Series Trust III (the “Registrant”) is on file with the Secretary of the Commonwealth of Massachusetts and notice is hereby given that this instrument has been executed on behalf of the Registrant by officers of the Registrant as officers and by trustees of the Registrant as trustees and not individually, and the obligations of or arising out of this instrument are not binding upon any of the trustees, officers or shareholders individually, but are binding only upon the assets and property of the Registrant.

SIGNATURES

As required by the Securities Act of 1933, this Registration Statement has been signed on behalf of the Registrant in the City of Portsmouth and the State of New Hampshire, on this 4th day of April, 2014.

PAX WORLD FUNDS SERIES TRUST III (Registrant)

By:	/s/ Joseph F. Keefe
Joseph F. Keefe
President and Chief Executive Officer

Pursuant to the requirements of the Securities Act, this registration statement has been signed below by the following persons in the capacities and on the date(s) indicated.

Signature	Title	Date
/s/ Joseph F. Keefe
Joseph F. Keefe	Trustee, Chief Executive Officer	April 4, 2014
(Principal Executive Officer)

/s/ Alicia K. DuBois
Alicia K. DuBois	Treasurer (Principal Financial	April 4, 2014
and Accounting Officer)

Adrian P. Anderson*
Adrian P. Anderson	Trustee	April 4, 2014
Carl H. Doerge, Jr.*
Carl H. Doerge, Jr.	Trustee	April 4, 2014
Cynthia Hargadon*
Cynthia Hargadon	Trustee	April 4, 2014
Louis F. Laucirica*
Louis F. Laucirica	Trustee	April 4, 2014
John L. Liechty*
John L. Liechty	Trustee	April 4, 2014
Laurence A. Shadek*
Laurence A. Shadek	Trustee	April 4, 2014
Nancy S. Taylor*
Nancy S. Taylor	Trustee	April 4, 2014

*By:	/s/ Maureen Conley
Maureen Conley As Attorney-in-Fact April 4, 2014